UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*


                           The A Consulting Team, Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                   000881 10 2
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                                 (CUSIP Number)


                             William A. Newman, Esq.
                                McGuireWoods LLP
                   1345 Avenue of the Americas, Seventh Floor
                               New York, NY 10105
                                 (212) 548-2164
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                February 17, 2005
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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

=====================
CUSIP NO. 000881 10 2
=====================

================================================================================
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Sigma Trust (formerly The Sonali Trust),
      by Swiss Independent Trustees, S.A.
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                         (a) |_|
                                                                         (b) |X|
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3     SEC USE ONLY

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4     SOURCE OF FUNDS (See Instructions)

      OO
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
                                                                             |_|
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      JERSEY
================================================================================
NUMBER OF         7     SOLE VOTING POWER
SHARES
BENEFICIALLY            See Item 5
OWNED             --------------------------------------------------------------
BY EACH           8     SHARED VOTING POWER
REPORTING
PERSON                  See Item 5
WITH              --------------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER

                        See Item 5
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        See Item 5
================================================================================
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      See Item 5
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

      (See Instructions)
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      See Item 5
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14    TYPE OF REPORTING PERSON (See Instructions)

      OO
================================================================================


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

*NOTE: The purpose of this report on Schedule 13D/A is to amend and restate in its entirety the Schedule 13D filed by The Sonali Trust on January 26, 2005 to reflect the name change of the filer from "The Sonali Trust" to "Sigma Trust," which name change became effective on February 17, 2005.

Item 1 Security and Issuer.

            This Statement relates to shares of the Common Stock, par value $.01 per share (the "Shares"), of The A Consulting Team, Inc. (the "Company" or "TACT"). The principal executive offices of the Company are located at 200 Park Avenue South, Suite 900, New York, New York 10003.

Item 2 Identity and Background.

            (a) This Statement is filed by Swiss Independent Trustees, S.A., in its capacity as the trustee (the "Trustee") and on behalf of Sigma Trust (formerly The Sonali Trust), a discretionary trust created under the laws of Jersey under a trust agreement dated July 26, 2004 (the "Trust"). The Trust is the direct holder of securities of Oak Finance Investments Limited ("Oak"), a British Virgin Islands company, which directly owns Shares of TACT, and the Trust therefore indirectly holds the Shares. As the trustee of the Trust, the Trustee has the power to vote and direct the disposition of Shares held indirectly by the Trust. By virtue of the relationship described above, the Trustee may be deemed to control Oak.

            (b) The business address of the Trust is in care of the Trustee, Rue Versonnex 7, 1207 Geneva, Switzerland.

            (c) The principal business of the Trust is to make investments and to engage in other lawful business. The principal business of the Trustee is to act as a trust company and in that connection the Trustee regularly acts as trustee under trust instruments, as an independent trustee, having no affiliation with any Swiss or foreign bank or other financial services institution. No controlling person of the Trustee has any pecuniary interest in the Shares or any other securities of TACT.

            (d) During the past five years, neither the Trust nor the Trustee has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) During the past five years, neither the Trust nor the Trustee was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

            (f) The Trust is organized under the laws of Jersey, and the Trustee is organized under the laws of Switzerland.


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

Item 3 Source and Amount of Funds or Other Consideration.

            Neither the Trust nor the Trustee has any knowledge of the source or amount of funds or other consideration paid by Oak in the acquisition of the Shares, other than matters of public record. Neither the Trust nor the Trustee has undertaken to confirm or corroborate any information included in matters of public record.

Item 4 Purpose of the Transaction.

            Other than matters of public record, neither the Trust nor the Trustee has (i) any knowledge of the purpose of the acquisition of the TACT shares by Oak, (ii) any plans or proposals that relate to or would result in any of the situations set forth in Item 4(a) through (j) of Schedule 13D. Neither the Trust nor the Trustee has undertaken to confirm or corroborate any information included in matters of public record.

Item 5 Interest in Securities of the Issuer.

            Other than matters of public record, neither the Trust nor the Trustee has any knowledge of any of the information responsive to Item 5(a) through (e) of Schedule 13D. Neither the Trust nor the Trustee has undertaken to confirm or corroborate any information included in matters of public record.

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            The Trustee acts in the capacity of trustee under the Trust. Other than matters of public record, neither the Trust nor the Trustee has any knowledge of any of any relationship between the Trust and/or the Trustee and any person regarding securities of the Issuer. Neither the Trust nor the Trustee has undertaken to confirm or corroborate any information included in matters of public record..

Item 7 Material to Be Filed as Exhibits.

            Not applicable.


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

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: February 18, 2005

                                      SIGMA TRUST (FORMERLY THE SONALI TRUST),
                                      BY SWISS INDEPENDENT TRUSTEES, S.A.,
                                      As trustee under trust dated July 26, 2004


                                      By: /s/ Olga Pardo
                                          --------------------------------------
                                          Name: Olga Pardo

                                      and


                                      By: /s/  Ilan Kapelus
                                          --------------------------------------
                                          Name: Ilan Kapelus

                                      Signing as duly authorized signatories on behalf of Swiss Independent Trustees SA in whose presence the Common Seal of the company was hereunto affixed.


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